SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D/A
                                 Amendment No. 2
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                              (Amendment No. 2)(*)


                       Boston Restaurant Associates, Inc.
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                                (Name of Issuer)


                          Common Stock, $.01 Par Value
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                         (Title of Class of Securities)


                                   101122109
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                                 (CUSIP Number)


         Roger Lipton, 780 Third Avenue, 43rd Floor, New York, NY 10017
                                 1-800-519-6080
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               October 10, 2005
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             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Roger Lipton                                          ###-##-####
     Lipton Financial Services, Inc.("Lipton Financial")    13-3694835
     RHL Associates, L.P. ('RHL Associates")                13-3694837
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [Xx]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

      N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

    United States Citizen, Delaware Corporation and Delaware Limited Partnership
________________________________________________________________________________
               7    SOLE VOTING POWER      COMMON STOCK     COMMON STOCK OPTIONS

                    Roger Lipton               -0-              80,000
                    RHL Associates             -0-
  NUMBER            Lipton Foundation          -0-
                    Estate of Solomon Lipton   -0-
    OF         _________________________________________________________________
               8    SHARED VOTING POWER    COMMON STOCK     COMMON STOCK OPTIONS
  SHARES
                    Mary Lipton                -0-
BENEFICIALLY        Leslie Lipton              -0-
               _________________________________________________________________
  OWNED        9    SOLE DISPOSITIVE POWER  COMMON STOCK    COMMON STOCK OPTIONS

 BY EACH            Roger Lipton               -0-              80,000
                    RHL Associates             -0-
REPORTING           Lipton Foundation          -0-
                    Estate of Solomon Lipton   -0-
  OWNER        _________________________________________________________________
               10   SHARED DISPOSITIVE POWER

                    Mary Lipton                -0-
                    Leslie Lipton              -0-
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                Common Stock            Common Stock Options

     Mary Lipton                   -0-                          80,000
     Roger Lipton                  -0-
     RHL Associates                -0-
     Lipton Foundation             -0-
     Leslie Lipton                 -0-
     Estate of Solomon Lipton      -0-
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     The Reporting Persons no longer hold any of the Issuer's Common Stock
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN, CO, PN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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Item 1.  Security and Issuer.

Boston Restaurant Associates, Inc; Common Stock $.01 par value

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Item 2.  Identity and Background.

         (a) Roger Lipton ("Lipton"), RHL Asociates, L.P. ("RHL"), Lipton Financial Services, Inc. ("Lipton Financial")

         (b) 780 Third Avenue, 43rd Floor, New York, NY 10017 for all

         (c) Lipton is the President and Director of Lipton Financial, a Delaware corporation, which is the general partner of RHL, a Delaware corporation. RHL is a private investment fund which purchases and sells securities for its own account. Lipton is also a registed representative Axiom Capital Management, Inc., a registered broker-dealer with offices at 780 Third Avenue, New York, NY 10022.

         (d) None of Lipton, RHL or Lipton Financial have been convicted during the last five years in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of Liption, RHL or Lipton Financial, during the last five years, were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in or cause him or it to to be subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding a violation with respect to such laws.

         (f) Lipton is a U.S.citizen.

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Item 3.  Source and Amount of Funds or Other Consideration.

         N/A

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Item 4.  Purpose of Transaction.

         N/A

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Item 5.  Interest in Securities of the Issuer.

         On October 11, 2005, Lipton, Mary Lipton and RHL Associates, L.P. (the Sellers) entered into an agreement with Dolphin Direct Equity Partners, L.P., a Delaware limited partnership ("Dolphin") to sell 1,717,223 shares of the Issuer's Common Stock (previously reported by the Sellers in a Schedule 13D)in a private transaction. A copy of the stock purchase agreement, filed as an exhibit to the Schedule 13D of Dolphin dated October 11, 2005 is incorporated herein by reference. The closing of the purchase is scheduled to take place on October 12, 2005, or such other time as the parties may agree.The purchase price for the shares is $0.50, subject to a purchase price adjustment based on a subsequent resale of the shares within one year under certain circumstances. Pursuant to his agreement, the Sellers also granted to Dolphin an irrevocable proxy and right to vote and provide consent with respect to the shares.

         By virtue of this agreement, the Sellers, who scted on behalf of all previously reporting parties, nno longer have an interest in the Common Stock of the Issuer, although Lipton owns options to purchase 80,000 shares of the Issuer's Common Stock.

         91,000 shares of the Issuer's Common Stock, previously reported as being part of the Issuer's shares owned by the Estate of Solomon Lipton were previously transferred to a legatee of that estate.

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Item 6.  Contracts,  Arrangements,  Understandings or Relationships with Respect to Securities of the Issuer.

         N/A
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Item 7.  Material to be Filed as Exhibits.

         See Item 5.

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

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                        10/12/05
                                        ----------------------------------------
                                                         (Date)


                                                    /s/ Roger Lipton
                                        ----------------------------------------
                                                       (Signature)


                                                       Roger Lipton
                                           Individually and as President of
                                           Lipton Financial Services, Inc.
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).